Exhibit 20

NEWS

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IMMEDIATE RELEASE
-----------------
FORD MOTOR COMPANY'S MAY U.S. SALES
DECLINED 11.5%

JAGUAR AND LAND ROVER CONTINUE RECORD-
SETTING SALES PACE

DEARBORN, MI, June 3, 2002 - U.S. customers purchased or leased 329,903 cars and trucks from Ford, Mercury, Lincoln, Jaguar, Volvo, and Land Rover dealers in May, down 11.5 percent compared with a year ago.

Year-to-date, the company's U.S. sales totaled 1,466,736, down 10.6 percent compared with a year ago.

Jaguar reported record May sales of 5,416, up 33 percent compared with a year ago. May was the tenth month in a row of record sales at Jaguar. Sales of the new X-TYPE sedan (2,961) continued to pace Jaguar's record-setting results. In addition, Jaguar dealers delivered the first 2003-model S-TYPE mid-size sedans in May. Year-to-date, Jaguar sales were 27,246, up 62 percent compared with a year ago.

Land Rover dealers reported record May sales of 3,003, up 26 percent. May was the seventh month in a row of record sales at Land Rover. Sales of the all-new Freelander set a new monthly record (1,403). The all-new Range Rover debuted at Land Rover dealers on June 1. Year-to-date, Land Rover sales were 14,657, up 54 percent compared with a year ago.

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Sales for the company's other brands were lower than a year ago, reflecting lower sales to individual retail customers. Ford sales declined 11 percent, Mercury sales declined 10 percent, Lincoln sales declined 23 percent, and Volvo sales declined 34 percent. Sales for these brands are expected to improve in the coming months as new products are introduced. Although availability was limited, Ford and Lincoln dealers delivered the first 2003-model Ford Expedition and Lincoln Navigator sport utility vehicles in May.

The company plans to produce 1.18 million vehicles in North America in the second quarter 2002, up four percent compared with a year ago. In the third quarter 2002, the company plans to produce 940,000 vehicles, up 16% compared with a year ago.